Exhibit 11.1	Computation of net loss per share

Calculation of weighted average common shares outstanding for the three and six month period ended June 30, 2002.

				  Three months ended		      Six months 	ended
					June 30,				June 30,
				2002		2001		2002		2001
Weighted average shares
Basic and diluted    109,777,297  41,224,313   80,491,060 	39,037,381

Net loss		   $(1,141,831)  $(319,935) $ (2,007,842)	$ (575,795)

Basic and diluted
net loss per share    $	(0.01)	$  (0.01)	$  (0.02)	$	(0.01)